UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SILICOM LIMITED
(Name of Issuer)

Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share
(Title of Class of Securities)

M84116 10 8
(CUSIP Number)

Zohar Zisapel
24 Raoul Wallenberg Street,
Tel Aviv, Israel, 69719
972-3-6458181
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M84116 10 8	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Zohar Zisapel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,362,398 Ordinary Shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,362,398 Ordinary Shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,398 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.31% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 6,709,034 Ordinary Shares that the Issuer advised were issued and outstanding as of November 26, 2008.

CUSIP No. M84116 10 8	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

        This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, nominal value 0.01 New Israeli Shekels per share (the “Ordinary Shares”), of Silicom Limited, a company organized under the laws of Israel (the “Issuer”). The address of the principal executive offices of the Issuer is 8 Hanagar Street, Kfar Saba Industrial Park, Kfar Saba 44000, Israel.

        Mr. Zohar Zisapel beneficially owns approximately 1,362,398 Ordinary Shares, or 20.31%, of the Company’s total number of Ordinary Shares that the Company advised were issued and outstanding as of November 26, 2008, for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

Item 2.	Identity and Background.

        (a)-(f) This Statement is being filed by Mr. Zohar Zisapel. His business address is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel and his present principal occupation is serving as a director of several companies other than the Issuer. The Reporting Person is an Israeli citizen. During the last five (5) years he has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

        All Ordinary Shares presently beneficially owned by the Reporting Person were acquired by the Reporting Person over several years through various means, including (i) 673,723 Ordinary Shares issued for consideration to the Reporting Person prior to the Issuer’s initial public offering, (ii) 688,675 Ordinary Shares purchased by the Reporting Person in open market transactions using his personal funds; and (iii) 397,567 Ordinary Shares that were purchased by the Reporting Person or his wholly-owned Israeli company, Lomsha Ltd., in a series of transactions during the last 60 days. The aggregate purchase price for such 397,567 Ordinary Shares was $2,026,726, all of which amount was paid by the Reporting Person from his personal funds or from the funds of Lomsha Ltd.

Item 4.	Purpose of Transaction.

        The disclosure under Item 3 hereof is incorporated by reference. The Reporting Person has acquired securities of the Issuer for investment purposes. Mr. Zohar Zisapel intends to review his investment in the Issuer and may, based on such review as well as other factors (including, among other things, his evaluation of the Issuer’s business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer securities, other opportunities available to Mr. Zohar Zisapel and general market and economic conditions), acquire additional securities of the Issuer, on the open market or in privately negotiated transactions. Mr. Zohar Zisapel reserves the right at any time to change his present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of the Issuer purchased by him.

CUSIP No. M84116 10 8	SCHEDULE 13D	Page 4 of 6 Pages

        Except as described above in this Item 4, Mr. Zohar Zisapel does not have any present plans or proposals requiring disclosure under Item 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

        (a)

        The disclosure under Item 3 above and Items 11 and 13 of the cover page of the Reporting Person, are incorporated herein by reference. Mr. Zohar Zisapel beneficially owns approximately 1,362,398 Ordinary Shares, or 20.31%, of the Company’s total number of Ordinary Shares that the Company advised were issued and outstanding as of November 26, 2008. Of such shares (i) 1,193,657 Ordinary Shares are held by the Reporting Person; and (ii) 168,741 Ordinary Shares are held of record by Lomsha Ltd., an Israeli company controlled by the Reporting Person.

        (b)

        The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the Ordinary Shares disclosed in Item 5(a) above.

        (c)

        The following table sets forth all the transactions in the Ordinary Shares effected by the Reporting Person during the past sixty days. All such transactions were open market purchases effected on the NASDAQ Global Market.

Date of Purchase	Number of Ordinary Shares Purchased	Price Per Share (in U.S. dollars)

October 28, 2008	62,945	4.76
October 29, 2008	25,451	5.02
October 30, 2008	860	5.25
November 5, 2008	55,683	5.71
November 10, 2008	42,085	5.26
November 12, 2008	29,321	5.21
November 13, 2008	10,900	5.04
November 14, 2008	1,581	5.28
November 17, 2008	930	5.18
November 18, 2008	5,400	5.20
November 19, 2008	64,830	5.21
November 20, 2008	25,881	4.88
November 21, 2008	71,700	4.78

CUSIP No. M84116 10 8	SCHEDULE 13D	Page 5 of 6 Pages

Except for such transactions, the Reporting Person has not effected any transactions in the Ordinary Shares during the past sixty days.

        (d)

        No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(c).

        (e)

        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

        The disclosure under Item 3 and Item 4 hereof is incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

        None.

CUSIP No. M84116 10 8	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2008

/s/ Zohar Zisapel —————————————— ZOHAR ZISAPEL